THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK INDEPENDENT FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER DULY AUTHORISED PURSUANT TO THE UNITED [redacted] SERVICES AND MARKETS ACT 2000, IF YOU ARE IN TH[illegible] FROM ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT [illegible]

If you have sold or otherwise transferred all your Shar[illegible]is document together with the accompanying documents to the purchaser or [illegible] stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. Shareholders who hold Shares through CDP need not forward this document to a purchaser or transferee as CDP will make arrangements for a copy of this document to be forwarded to the purchaser or transferee. However, the Offer is not being made directly or indirectly into, and cannot be accepted from within, the Excluded Countries and such documents should not be forwarded or transmitted in or into the Excluded Countries.

The Shares have their primary listing on the London Stock Exchange and secondary listings on the Singapore Exchange and on the Bermuda Stock Exchange. Accordingly, the Company is subject to the listing rules of the UK Listing Authority. The Company is not required to comply with the continuing listing requirements of the Singapore Exchange.

Dairy Farm International Holdings Limited

Tender Offer
by Dairy Farm International Holdings Limited
to repurchase its ordinary shares

The Tender Offer closes at 5:00 p.m. (local time in London or Singapore as the case may be) on Friday, 28 March 2003. Investors who hold Shares through CDP should return their completed CDP Forms of Election to be received by CDP not later than 12:00 noon (Singapore time) on Wednesday, 26 March 2003 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed on a timely basis by CDP and to be tendered in the Tender Offer.

In accordance with normal UK practice, UBS AG, London Branch and J.P. Morgan Securities Limited will each be acting as a market maker in the Shares on the London Stock Exchange and accordingly may effect, or make arrangements to effect, sales and purchases of Shares during the pendency of the Tender Offer pursuant to relief granted from the SEC from Rule 14e-5 under the Exchange Act. In accordance with the terms of this relief, during the period that the Tender Offer remains open (i) such purchases must be effected outside the United States, (ii) no purchases or arrangements to purchase Shares other than pursuant to the Tender Offer will be made directly or indirectly by Dairy Farm, (iii) information regarding such purchases will be disclosed to the SEC's Division of Market Regulation, upon request, and (iv) UBS AG, London Branch and J.P. Morgan Securities Limited have each agreed to comply with any applicable laws and rules of regulatory organisations in the United Kingdom in relation to such activities.

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TABLE OF CONTENTS

Page

In this document (other than Part III) the following definitions apply unless the context requires otherwise:

"ADRs"	American Depositary Receipts evidencing ADSs
"ADSs"	American Depositary Shares, each representing five Shares
"ADS Holders"	holders of ADSs
"Authorised Number of Shares"	170,000,000 Shares
"Cazenove"	Cazenove & Co. Ltd.
"CDP"	The Central Depository (Pte) Limited
"CDP Form of Election"	the form of election issued by CDP to Depositors for use by Depositors in connection with the Tender Offer
"Closing"	5:00 p.m. (local time in London or Singapore, as the case may be) on 28 March 2003
"Company" or "Dairy Farm"	Dairy Farm International Holdings Limited, an exempted company incorporated in Bermuda with limited liability
"Dairy Farm Group"	Dairy Farm and its subsidiaries and, where the context so requires, each of them
"Dairy Farm Share Schemes"	Hong Kong Share Option Plan (1987), Australian Share Option Plan (1987), International Associated Executive Share Option Plan, International Share Option Plan (1995) and Australian Share Option Plan (1995)
"Dealer Managers"	UBS Warburg LLC and J.P. Morgan Securities Inc.
"Depositor"	a person being a Depository Agent or a holder of a Securities Account
"Depository Agent"	an entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the account of others
"Directors" or "Board"	the directors of the Company
"Exchange Act"	the US Securities Exchange Act of 1934 (as amended)
"Excluded Countries"	Canada, Japan, Malaysia and South Africa
"J.P. Morgan Securities Inc."	J.P. Morgan Securities Inc., a subsidiary of J.P. Morgan Chase & Co. and a US registered broker dealer
"J.P. Morgan Securities (Asia Pacific) Limited"	J.P. Morgan Securities (Asia Pacific) Limited, and, in relation to the Tender Offer in the United States, J.P. Morgan Securities Inc., its US broker dealer affiliate
"Jardine Strategic"	Jardine Strategic Holdings Limited
"Jardine Strategic Group"	Jardine Strategic and its subsidiaries and subsidiary undertakings (excluding the Dairy Farm Group)

"local time"	the local time in the United Kingdom, New York, Singapore or Bermuda, as the case may be, unless otherwise stated
"London Stock Exchange"	London Stock Exchange plc
"Receiving Agents"	the Share Transfer Agents
"Registered Shareholders"	shareholders whose names are entered on Dairy Farm's register of members
"SEC"	US Securities and Exchange Commission
"Securities Account"	a securities account maintained with CDP
"Share Transfer Agents"	Capita IRG Plc and M & C Services Private Limited, whose addresses are set out in paragraph 6.1 of the Letter from the Chairman contained in this Tender Offer Document
"Shares"	ordinary shares of US¢5$^5/_9$ each in the capital of the Company (excluding, for the avoidance of doubt, ADSs)
"Singapore Exchange"	Singapore Exchange Securities Trading Limited
"Strike Price"	the price at which Dairy Farm agrees to purchase Shares under the Tender Offer
"Tender Form"	the tender form issued with this document to Registered Shareholders for use by such persons in connection with the Tender Offer
"Tender Offer"	the tender offer being made by Dairy Farm subject to the terms and conditions set out in this document and in the accompanying Tender Form
"Tender Offer Document"	this document
"UBS Warburg"	UBS AG acting through its business group, UBS Warburg, and, in relation to the Tender Offer in the United States, UBS Warburg LLC, its US broker dealer subsidiary
"UBS Warburg LLC"	UBS Warburg LLC, a subsidiary of UBS AG and a US registered broker dealer
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the United Kingdom's Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia
"US Depositary"	The Bank of New York of 101 Barclay Street, 22nd Floor, New York, NY 10286, United States acting as depositary bank for Dairy Farm's ADRs
"US Holder"	as defined in Section 2 of Part II of this document

References to time in this document are to local time.

EXPECTED TIMETABLE

Expected timetable	**2003**
Tender Offer opens	27 February
Latest time and date by which CDP Forms of Election should be received by CDP (by hand or by post)	12:00 noon (Singapore time) on 26 March[1]
Latest time and date for receipt of Tender Forms by a Receiving Agent (by hand or by post)	5:00 p.m. (local time) on 28 March
Announcement of results of the Tender Offer	7:30 a.m. (Singapore time) on 31 March
Despatch of consideration for Tender Offer proceeds by Dairy Farm	4 April[2]
Despatch of balance share certificates in respect of partially accepted tenders and share certificates for unsuccessful tenders	11 April

If any of the above times and/or dates should change in any material respect, the revised times and/or dates will be notified to shareholders by an announcement through RNS provided by the London Stock Exchange and through MASNET to the Singapore Exchange.

---

1 This date reflects the additional time period required to process the CDP Forms of Election and subsequently to tender the Shares to which they relate.

2 For investors holding Shares through CDP, this is the date on which CDP will despatch consideration for the Tender Offer and will credit the "Free Balance" of Depositors' Securities Accounts with balancing Shares in respect of partially accepted tenders and Shares not successfully tendered.

Dairy Farm International Holdings Limited
Jardine House
33–35 Reid Street
Hamilton, Bermuda

27 February 2003

To shareholders and, for information only, holders of options under the Dairy Farm Share Schemes.

Dear shareholder

Proposed Tender Offer

1. Introduction

The Company announced on 25 February 2003 its intention to return cash to shareholders through a tender offer for the repurchase of part of its outstanding share capital. This letter sets out the background to and reasons for the Tender Offer, provides details of the Tender Offer and informs shareholders of the action to be taken to tender Shares.

Under the Tender Offer, tenders are invited in the range of US$0.96 to US$1.10 per Share. The price range represents a premium of up to 28.7 per cent. over the closing price of the Shares on the Singapore Exchange on 24 February 2003 and a premium of up to 33.7 per cent. over the average closing price of the Shares on the Singapore Exchange for the 30 market days immediately prior to the announcement of the Tender Offer.

The Tender Offer will be for up to 170 million Shares (representing approximately 11 per cent. of Dairy Farm's issued share capital). If fully subscribed, this will result in the Company returning between US$163 million and US$187 million to shareholders.

2. Background to and reasons for the Tender Offer

In mid 2002, Dairy Farm sold its profitable Woolworths New Zealand operation at a significant profit, with net proceeds of US$285 million.

Underlying earnings per Share for 2002 rose from US¢2.02 to US¢6.66. Including the profit on sale of Woolworths New Zealand, the basic earnings per Share were US¢22.43 compared to US¢1.82 per Share in 2001.

Dairy Farm resumed dividend payments in 2002 by declaring an interim dividend, which was paid in October. The Board is recommending a final dividend of US¢2.00 per Share, payable on 14 May 2003, resulting in a total dividend of US¢3.00 per Share in respect of 2002. Shares successfully tendered will not be entitled to participate in this final dividend. Dairy Farm's announcement of preliminary results for the year ended 31 December 2002 is set out in full in Part III of this document.

In February 2002, Dairy Farm undertook a tender offer which resulted in the Company returning US$127.5 million to shareholders by purchasing 170 million Shares (representing approximately 10 per cent. of Dairy Farm's then issued share capital) at a strike price of US$0.75 per Share. The tender offer was oversubscribed and tendered Shares were scaled back under the terms of the tender offer.

The Dairy Farm Group has a substantial net cash position, mainly due to the proceeds from the disposal of Woolworths New Zealand. After taking account of the Company's investment requirements, the Directors consider it appropriate to make another tender offer to shareholders. The benefits of the Tender Offer to shareholders are that:

- it will offer shareholders a return of capital whilst leaving Dairy Farm soundly financed;
- to the extent subscribed, it will enhance earnings per Share; and
- it will give shareholders the choice between selling Shares at a significant premium to the recent market price and increasing their proportionate stake in the Company by retaining their holdings.

Dairy Farm has no intention of making any further premium tender offer to shareholders in the year ahead.

3. Proposed Tender Offer

3.1 Size of the Tender Offer

At the Company's Annual General Meeting on 8 May 2002, shareholders gave the Directors authority to repurchase Dairy Farm Shares representing less than 15 per cent. of the issued share capital of the Company at that date. As at 25 February 2003 (the latest practicable date prior to printing this document), 6,448,700 Shares have been repurchased under this authority (representing approximately 0.42 per cent. of the Company's issued share capital). Under the Tender Offer, the Directors will use this authority to repurchase up to 170 million Shares (representing approximately 11 per cent. of the Company's issued share capital).

3.2 Features of the Tender Offer

The principal features of the Tender Offer are as follows:

- Dairy Farm will purchase up to the Authorised Number of Shares at the Strike Price.
- Tenders must be made in US dollars. Shareholders can tender Shares for sale at different prices (expressed in whole cents per Share) within the range of US$0.96 to US$1.10 per Share.
- All Shares will be purchased at the same price, the Strike Price. This will be the lowest price in whole cents per Share (between US$0.96 and US$1.10) that will allow Dairy Farm to purchase the Authorised Number of Shares or, if less than the Authorised Number of Shares is validly tendered, such lesser number of Shares as is validly tendered.
- Shareholders may tender Shares that are registered in their (or their nominees') names (or, in the case of Depositors, may tender, through CDP, Shares credited to their Securities Accounts) in two ways:

  (a) tenders may be made at specified prices (in US dollars), in which case they will only be accepted if the price at which the tender is made is at or below the Strike Price; or

  (b) tenders may be made at the Strike Price, being the price determined for the purchase of all Shares under the Tender Offer, in which case the shareholder will be treated as having tendered at the price at which the Strike Price is ultimately set.
- Tenders will be accepted in the following order:

  (a) first, tenders below the Strike Price will be accepted in full; and

(b) second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by Dairy Farm pursuant to the Tender Offer does not exceed the Authorised Number of Shares.

- Tenders above the Strike Price will be rejected.

- The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 28 March 2003.

- Tender Forms which have been duly completed and received by a Receiving Agent (as with CDP Forms of Election which have been duly completed and received by CDP) will be irrevocable.

- Shares will be purchased free of commissions and dealing charges.

- Successfully tendered Shares will be cancelled and will not rank for any dividends paid on or after the date of Closing. For the avoidance of doubt, successfully tendered Shares will not be eligible for the proposed 2002 final dividend of US¢2.00 per Share payable on 14 May 2003.

- Settlement of the consideration to which a shareholder is entitled will be made by cheque in the currency (US dollars or pounds sterling) in which the shareholder would normally receive dividends in respect of the relevant Shares. Depositors tendering their Shares through CDP will receive the consideration by cheque (or other modes of payment) in US dollars.

The Tender Offer is available to all Registered Shareholders with registered addresses outside the Excluded Countries, being Canada, Japan, Malaysia and South Africa. In addition, Depositors with Shares standing to the credit of their Securities Accounts may participate in the Tender Offer in respect of such Shares through CDP.

Full details of the Tender Offer, including the terms and conditions on which it is made, are set out in Part I of this document and on the Tender Form.

4. Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda

The attention of shareholders who are not resident in the United Kingdom, Singapore or Bermuda, and particularly those who are resident in the United States, is drawn to Section 2 of Part I of this document and, in the case of US Holders, Section 2 of Part II and Sections 1 and 2 of Part IV of this document. It is the responsibility of all such shareholders to satisfy themselves as to the observance of any legal requirements in their jurisdiction, including, without limitation, any relevant requirements in relation to the ability of such shareholders to complete and return a Tender Form.

5. Tax

A guide to the general tax position of shareholders under UK law and Inland Revenue practice, US law, Bermuda law and Singapore law is set out in Part II of this document. Shareholders should consult their professional advisers as to their tax position.

6. Action to be taken

6.1 ***Registered Shareholders***

Registered Shareholders will find enclosed with this document a Tender Form. Shareholders who wish to tender some or all of the Shares registered in their name(s) should complete the Tender Form in accordance with the instructions printed thereon and in Part I of this document and return it by post or by hand, together

with the share certificate(s) in respect of the Shares tendered, so as to be received by not later than 5:00 p.m. (local time) on 28 March 2003 (except as referred to below) with one of the following Receiving Agents:

United Kingdom

Capita IRG Plc
New Issues Department
P.O. Box No. 166
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TH
United Kingdom

Singapore

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown above.

6.2 *Shareholders holding through CDP*

Depositors with Shares standing to the credit of their Securities Account will receive from CDP with this document a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions in this document and on the CDP Form of Election and return it:

by hand to:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

by post to:

The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as to arrive not later than 12:00 noon (Singapore time) on 26 March 2003 in order to provide sufficient time for the Shares to which their CDP Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

If Depositors do not receive the CDP Form of Election or if they require further copies of the CDP Form of Election they may obtain them from CDP, any member company of the Singapore Exchange or M & C Services Private Limited.

6.3 *ADS Holders*

The Tender Offer is not being extended to ADSs. ADS Holders should refer to the instructions in Part IV of this document as to how they may participate in the Tender Offer.

7. **Jardine Strategic**

The Directors have been informed that the Jardine Strategic Group has no present intention of tendering its Shares under the Tender Offer in respect of its holding of approximately 1,029 million Shares representing approximately 67.1 per cent. of the currently issued share capital of Dairy Farm. If the Authorised Number of Shares is repurchased, Jardine Strategic Group's shareholding in Dairy Farm would increase to approximately 75.5 per cent. of the issued share capital of Dairy Farm.

8. **Dairy Farm Share Schemes**

Arrangements are being made available to holders of share options under the Dairy Farm Share Schemes that are vested at Closing at prices below the Strike Price to elect to have such vested options cancelled and to receive payment equivalent to the difference between the share option exercise price and the Strike Price. Holders of options in respect of a total of 12,761,803 Shares may be in a position to participate in these arrangements. Such arrangements should allow optionholders to avoid the cost and risk of exercising their options should the Tender Offer for whatever reason not proceed or should acceptance levels be scaled back under the terms of the Tender Offer.

9. **Additional information**

On 25 February 2003, the Company announced its preliminary results for the year ended 31 December 2002. The announcement contains an operational review of the Dairy Farm Group businesses for the year 2002 and discusses the outlook for the year 2003 and is set out in Part III of this document.

Shareholders who do not wish to sell any Shares under the Tender Offer do not need to take any action.

The Board is making no recommendation as to whether and at what price shareholders should tender all or any of their Shares in the Tender Offer. Shareholders are recommended to consult their duly authorised independent advisers in making their decision.

Yours sincerely
Simon Keswick
Chairman

PART I — DETAILS OF THE TENDER OFFER

Registered Shareholders (other than those from Excluded Countries) are hereby invited to tender Shares for purchase by the Company, on the terms and subject to the conditions set out in this Tender Offer Document and in the accompanying Tender Form.

1. Terms and conditions of the Tender Offer

1.1 Shares purchased by the Company will not exceed 170 million Shares.

1.2 Shares may be tendered under the Tender Offer at any price (expressed in whole cents per Share) within the price range of US$0.96 to US$1.10 per Share. Shareholders may split their holdings so as to tender Shares at different prices (expressed in whole cents per Share within such range) although each Share may only be tendered once and at only one price. Tenders may also be made at the Strike Price, in which case shareholders will be treated as having tendered at the price at which the Strike Price is ultimately set.

1.3 The Tender Offer is available to Registered Shareholders with registered addresses outside the Excluded Countries and to Depositors with Shares standing to the credit of their Securities Accounts, who may participate in the Tender Offer in respect of such Shares through CDP.

1.4 Tender Forms which have been, or are deemed to be, duly completed and are received by a Receiving Agent will be irrevocable. CDP Forms of Election which have been, or are deemed to be, duly completed and are received by CDP will be irrevocable. By completing a Tender Form, shareholders agree, as a collateral contract with the Company, which will become binding when the Tender Form is lodged in accordance with its terms, in consideration of the Company agreeing that while the Tender Offer remains open for acceptance the Company will not purchase any Shares at prices above the price range for the Tender Offer, that their tenders will be irrevocable in accordance with the terms of the Tender Offer.

1.5 All or any part of a holding of Shares may be tendered. Shares successfully tendered will be sold to the Company, fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after Closing (including the right to any dividends paid on or after Closing). For the avoidance of doubt, successfully tendered Shares will not be eligible for the proposed 2002 final dividend of US¢2.00 per Share payable on 14 May 2003.

1.6 All tenders by Registered Shareholders must be made on the Tender Form duly completed in accordance with the instructions set out on the Tender Form (which constitute part of the terms of the Tender Offer). A tender may be rejected as invalid if the procedures contained in this Tender Offer Document and on the Tender Form are not complied with. The Tender Offer and all tenders will be governed by and construed in accordance with English law. Delivery of a Tender Form will constitute submission to the jurisdiction of the English courts.

1.7 The Tender Offer will close at 5:00 p.m. (local time in London or Singapore, as the case may be) on 28 March 2003 and no tenders received after that time will be accepted.

1.8 It is expected that the results of the Tender Offer, and, if applicable, the extent to which tenders at the Strike Price will be scaled back, will be announced by 7:30 a.m. (Singapore time) on 31 March 2003. This announcement will constitute acceptance by the Company of successful tenders.

1.9 All documents and remittances sent by or to shareholders will be sent at their own risk. If the Tender Offer lapses, certificates and other documents of title will be returned to shareholders by post not later than ten business days after the date of such lapse. It should be noted that under CDP's procedures, by submitting the CDP Form of Election to CDP, Depositors will authorise CDP to take such action as CDP shall deem appropriate or necessary to prevent any trading of the Shares tendered through CDP

during the period commencing on the date of receipt by CDP of the CDP Form of Election and ending on the date of the settlement of the consideration for such Shares or (as the case may be) the date on which the tender is rejected, including, without limitation, marking the Shares "Available Balance" or transferring the relevant number of Shares from the Depositor's Securities Account to a suspense account. In the event of a tender through CDP being rejected, the relevant number of Shares tendered through CDP will be transferred to the "Free Balance" of the Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

1.10 If part only of a holding of Shares is successfully tendered pursuant to the Tender Offer, the relevant shareholder will be entitled to receive a balance certificate in respect of the unsold Shares which will be sent by post not later than ten business days from Closing. In the event of a tender through CDP being partially successful, the number of unsold Shares tendered through CDP will be transferred to the "Free Balance" of the relevant Depositor's Securities Account as soon as possible but in any event not later than five market days from Closing.

1.11 Tenders must be made in US dollars.

1.12 All successfully tendered Shares will be purchased by the Company at the Strike Price.

1.13 The Strike Price will be the lowest price per Share (between US$0.96 and US$1.10) that will allow the purchase of the Authorised Number of Shares or, if less than the Authorised Number of Shares is validly tendered, the total number of Shares validly tendered under the Tender Offer. In the event that no valid fixed price tenders are received, the Strike Price will be set at US$0.96 per Share.

1.14 Shares tendered will be accepted (subject to paragraph 1.15 below) in the following order:

1.14.1 first, tenders below the Strike Price will be accepted in full; and

1.14.2 second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by the Company pursuant to the Tender Offer does not exceed the Authorised Number of Shares.

The decision of the Company as to the treatment of fractions arising from any scaling back shall be conclusive and binding on all shareholders.

It should be noted that in the case of Depositors who have Shares standing to the credit of their Securities Accounts, the Shares tendered by each Depositor participating in the Tender Offer through CDP, under CDP's procedures, will also be accepted in the order set out above.

1.15 All questions as to the number of Shares tendered, the price to be paid therefor, or any alteration of such price in accordance with the terms contained herein, and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all of the parties (except as otherwise required under applicable law). The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of payment for which may, in the opinion of the Company, be unlawful. The Company also reserves the absolute right to waive any of the terms or conditions of the Tender Offer either generally or in a particular case and any defect or irregularity in the tender of any particular Shares or any particular holder thereof. A tender of Shares may be rejected as invalid unless all defects or irregularities have been cured or waived. In the event of a waiver, the consideration under the Tender Offer will not be despatched until after the Tender Form is complete in all respects and the share certificates and/or other document(s) of title satisfactory to the Company have been received. None of Dairy Farm, either Receiving Agent or any other person is or will be obliged to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

1.16 Shares will be purchased under the Tender Offer free of commissions and dealing charges.

1.17 The failure of any person to receive a copy of this Tender Offer Document, the Tender Form or the CDP Form of Election shall not invalidate any aspect of the Tender Offer.

1.18 The Company reserves the right, subject to applicable law and regulatory requirements, to amend the price range set out above, depending upon market conditions and/or other factors. In the event of such amendment (which shall not, for the avoidance of doubt, include an alteration of the Authorised Number of Shares within the limit set out in the definition thereof contained in this Tender Offer Document), a supplementary circular and new tender forms will be despatched to shareholders. The Company reserves the right not to proceed with the Tender Offer if the Directors notify it that they have concluded that implementation of the Tender Offer is no longer in the best interests of the Company and/or shareholders as a whole. These rights may only be exercised prior to the making of the announcement referred to in paragraph 1.8 above.

2. **Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda**

2.1 The making of the Tender Offer in, or to persons resident in or who are citizens, residents or nationals of, jurisdictions outside the United Kingdom, Singapore and Bermuda may be affected by the laws of the relevant jurisdiction. Shareholders who are not resident in the United Kingdom, Singapore or Bermuda, or who are citizens, residents or nationals of countries outside the United Kingdom, Singapore and Bermuda, should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to take up the Tender Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and Dairy Farm and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such shareholder for any such issue, transfer or other taxes such person may be required to pay. ADS Holders and US Holders should refer to Section 2 of Part II and Sections 1 and 2 of Part IV of this document.

2.2 In particular, the Tender Offer is not being made directly or indirectly in or into the Excluded Countries and the Tender Offer cannot be accepted from within the Excluded Countries. Accordingly, copies of this document, the Tender Forms and any related documents are not being and must not be mailed or otherwise distributed or sent in, into or from the Excluded Countries, including to shareholders with registered addresses in the Excluded Countries or to persons who are custodians, nominees or trustees holding Shares for persons in the Excluded Countries. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should not distribute, send or mail them in, into or from the Excluded Countries as so doing will render invalid any related purported acceptance of the Tender Offer. Envelopes containing Tender Forms should not be postmarked in the Excluded Countries or otherwise despatched from the Excluded Countries and all accepting shareholders must provide addresses outside the Excluded Countries for the remittance of cash or return of any documents.

2.3 If, in connection with making the Tender Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Tender Forms or any related documents in, into or from the Excluded Countries, such person should:

2.3.1 inform the recipient of such fact;

2.3.2 explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

2.3.3 draw the attention of the recipient to this paragraph.

2.4 The provisions in paragraphs 2.1 to 2.3 above and/or any other terms of the Tender Offer relating to shareholders who are not resident in the United Kingdom, Singapore or Bermuda may be waived, varied or modified as regards a specific shareholder or on a general basis by the Company in its absolute discretion. Subject to this, the provisions in paragraphs 2.1 to 2.3 above supersede any terms of the Tender Offer inconsistent therewith. References to a shareholder shall include references to the persons executing Tender Forms and in the event of more than one person executing Tender Forms, the provisions in paragraphs 2.1 to 2.3 above shall apply to them jointly and severally.

Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

3. Procedure for tendering

To tender Shares, shareholders must complete and return the Tender Form in accordance with the instructions in this document and the instructions printed on the Tender Form. Depositors who wish to participate in the Tender Offer through CDP in respect of Shares standing to the credit of their Securities Accounts must complete and return the CDP Forms of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Forms of Election. ADS Holders should follow the procedures set out in Section 2 of Part IV of this document. The following instructions should be read together with the notes on the Tender Form or, as applicable, the CDP Form of Election.

3.1 *Tender of Shares by Registered Shareholders*

3.1.1 *Completion of Tender Form(s)*

To tender Shares, you must complete Boxes 1 and 2 (and, if applicable, Box 3) and sign Box 4 of the accompanying Tender Form in accordance with the instructions printed thereon.

3.1.2 *Return of the Tender Form(s)*

The completed and signed Tender Form(s) must be sent to a Receiving Agent as set out below. The Tender Form(s) should also be accompanied by your share certificate(s) and/or other documents of title. Documents should be sent either by post or by hand so as to be received by not later than 5:00 p.m. (local time) on 28 March 2003 with one of the following Receiving Agents:

United Kingdom

Capita IRG Plc
New Issues Department
P.O. Box No. 166
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TH
United Kingdom

Singapore

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

No tender received after the relevant time stated above will be accepted. Any Tender Form received in an envelope postmarked in the Excluded Countries or otherwise appearing to the Company or its agents to have been sent from any of these jurisdictions may be rejected as an invalid tender.

Duly completed Tender Forms sent by the means set out above and received by the prescribed time will be treated as signed and as tenders of Shares in accordance with the terms and conditions of the Tender Offer.

No acknowledgement of receipt of documents will be given.

3.1.3 *Lost Share Certificates and Documents of Title*

If you have lost your share certificate(s) and/or other document(s) of title, you should write to one of the Share Transfer Agents for a letter of indemnity in respect of the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned either by post or by hand, so as to arrive not later than Closing. Registrar's fees will be payable.

3.1.4 *Additional Tender Forms*

If you require further copies of the Tender Form, please write to either of the Receiving Agents at the relevant address shown in paragraph 3.1.2 above.

3.2 ***Tender of Shares by shareholders holding through CDP***

3.2.1 *Completion and return of the CDP Form of Election*

It should be noted that, in accordance with CDP's procedures, Depositors with Shares standing to the credit of their Securities Account will receive from CDP a copy of this document together with a CDP Form of Election. Depositors who wish to tender some or all of the Shares held by them through CDP should complete the CDP Form of Election in accordance with the instructions printed in this Tender Offer Document and the instructions printed on the CDP Form of Election and return it:

by hand to:

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

by post to:

The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as to arrive not later than 12:00 noon (Singapore time) on 26 March 2003 in order to provide sufficient time for the Shares to which their Form of Election relates to be processed by CDP and be tendered in the Tender Offer.

3.2.2 *Additional CDP Forms of Election*

Depositors who do not receive the CDP Form of Election or who require further copies of the CDP Form of Election may obtain them from CDP, any member company of the Singapore Exchange or M & C Services Private Limited.

3.3 ***Tender of Shares by ADS Holders***

The Tender Offer is not being extended to ADSs representing Shares. ADS Holders should refer to the instructions set out in Section 2 of Part IV of this document.

4. **Effect of tender by Registered Shareholders**

Each Registered Shareholder by whom, or on whose behalf, a Tender Form is executed irrevocably undertakes, represents, warrants and agrees to and with Dairy Farm (so as to bind him, his personal representatives, heirs, successors and assigns) that:

4.1 the execution of the Tender Form shall constitute an offer to sell to Dairy Farm such number of Shares as are inserted in Box 2 of the Tender Form or deemed to be tendered (or such lesser number of Shares as is accepted for purchase pursuant to the Tender Offer), in each case, on and subject to the terms and conditions set out or referred to in this Tender Offer Document and the Tender Form and that, once lodged, such tender shall be irrevocable;

4.2 such Registered Shareholder has full power and authority to tender, sell, assign or transfer the Shares in respect of which the Registered Shareholder's offer is accepted (together with all rights attaching thereto) and, when the same are purchased by Dairy Farm, Dairy Farm will acquire such Shares fully paid, with full title guarantee and free from all liens, charges, encumbrances, equitable interests, rights of pre-emption or other third party rights of any nature and together with all rights attaching thereto on or after Closing (including the right to any dividends paid on or after Closing);

4.3 the execution of the Tender Form will constitute the irrevocable appointment of any Director or officer of the Company as such Registered Shareholder's attorney and/or agent ("attorney"), and an irrevocable instruction to the attorney to complete and execute all or any instruments of transfer and/or other documents at the attorney's discretion in relation to the Shares referred to in sub-paragraph 4.1 above in favour of Dairy Farm or such other person or persons as Dairy Farm may direct and to deliver such instrument(s) of transfer and/or other documents at the discretion of the attorney, together with the share certificate(s) and/or other document(s) relating to such Shares, for registration within six months of the date of Closing of the Tender Offer and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the Tender Offer and to vest in the Company or its nominee(s) or such other person(s) as the Company may direct such Shares;

4.4 such Registered Shareholder agrees to ratify and confirm each and every act or thing which may be done or effected by the Company or any of its Directors or officers or any person nominated by the Company in the proper exercise of its or his or her powers and/or authorities hereunder;

4.5 such Registered Shareholder will deliver to the Receiving Agent their share certificate(s) and/or other document(s) of title in respect of the Shares referred to in sub-paragraph 4.1 above, or an indemnity acceptable to the Company in lieu thereof, or will procure the delivery of such document(s) to such person as soon as possible thereafter and, in any event, no later than Closing;

4.6 the provisions of the Tender Form shall be deemed to be incorporated into the terms and conditions of the Tender Offer;

4.7 such Registered Shareholder shall do all such acts and things as shall be necessary or expedient and execute any additional documents deemed by the Company to be desirable, in each case to complete the purchase of the Shares and/or to perfect any of the authorities expressed to be given hereunder;

4.8 such Registered Shareholder, if resident in or a citizen of a jurisdiction outside the United Kingdom, Singapore or Bermuda, has fully observed any applicable legal requirements and that the invitation under the Tender Offer may be made to him/her under the laws of the relevant jurisdiction;

4.9 such Registered Shareholder has not received or sent copies or originals of this document, the Tender Form or any related documents in, into or from the Excluded Countries, the Tender Form has not been mailed or otherwise sent in, into or from the Excluded Countries, and such shareholder is accepting the Tender Offer from outside the Excluded Countries;

4.10 on execution the Tender Form takes effect as a deed; and

4.11 the execution of the Tender Form constitutes such Registered Shareholder's submission to the jurisdiction of the courts of England in relation to all matters arising out of or in connection with the Tender Offer or the Tender Form.

A reference in paragraphs 4.1 to 4.11 above to a Registered Shareholder includes a reference to the person or persons executing the Tender Form and, in the event of more than one person executing a Tender Form, the provisions of paragraphs 4.1 to 4.11 above will apply to them jointly and severally.

5. Effect of tender by shareholders holding through CDP

Each Depositor by whom, or on whose behalf, a CDP Form of Election is executed will provide certain undertakings, representations and warranties as set out in the CDP Form of Election.

6. Settlement

6.1 *Registered Shareholders*

Settlement of the consideration to which any Registered Shareholder is entitled pursuant to tenders accepted by Dairy Farm, complete in all respects, will be made by the despatch of cheques by first class post on 4 April 2003, at the risk of the person(s) entitled thereto. All cash payments will be made to Registered Shareholders by cheque in the currency (US dollars or pounds sterling) in which the relevant Registered Shareholder would receive dividends on the Shares acquired by Dairy Farm from such Registered Shareholder. Where Registered Shareholders are to receive payments in pounds sterling, the rate of exchange applied to convert the relevant US dollar amount into pounds sterling will be the rate prevailing on the first business day after Closing. Shareholders should be aware that relevant exchange rates that are prevailing at the date on which a tender is made and on the dates of any exchange transaction and/or despatch and/or receipt of cheques may be different. In all cases, fluctuations in relevant exchange rates are at the risk of the tendering shareholders. Neither Dairy Farm, nor any of its advisers or agents shall have any responsibility with respect to the actual amount of cash consideration payable other than in US dollars.

6.2 *Shareholders holding through CDP*

Settlement of the consideration to which any Depositor is entitled pursuant to tenders made through CDP, complete in all respects and accepted, will be made by the despatch of cheques by CDP by ordinary post and at the risk of the Depositor, to the Depositor's mailing address registered with CDP within five market days after Closing. CDP reserves the right to make settlement of the consideration by other modes of payment. All payments to Depositors will be made in US dollars.

1. United Kingdom taxation

The following comments are intended only as a general guide to certain aspects of current UK law and Inland Revenue practice, and do not constitute tax advice. They are of a general nature and only apply to shareholders who hold their Shares as an investment. They do not address the position of certain types of shareholders such as dealers in securities. Shareholders who are subject to tax in a jurisdiction other than the UK or who are in any doubt as to the potential tax consequences of selling their Shares are strongly recommended to consult their own independent professional advisers before making any such sales.

A shareholder who sells Shares in the Tender Offer should be treated, for the purposes of UK taxation, as though the shareholder has sold them in the normal way to a third party. Accordingly, any such shareholder who is UK resident may, depending on that shareholder's personal circumstances, be subject to capital gains tax (or, in the case of a corporate shareholder, corporation tax on chargeable gains) in respect of any gain arising on such sale. Shareholders who are neither resident nor ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch or agency to which their shares are attributable will not be liable for UK tax on capital gains on the disposal of Shares, save that shareholders who are individuals and who are temporarily non-resident for a period of less than five years may be subject to UK tax on capital gains on the disposal of Shares as if, broadly, the disposal was made in the course of such shareholders' years of return to the UK.

Neither the shareholders nor the Company should be required to pay UK stamp duty as a result of the disposal of Shares under the Tender Offer.

2. Certain US Federal income tax considerations

The following is a summary of the material US federal income tax consequences of the disposition of Shares by a US Holder (as defined below) pursuant to the Tender Offer. This summary deals only with US Holders that hold the Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the disposition of Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that hold the Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

The summary assumes that the Company is not and has not at any time been a passive foreign investment company (a "PFIC") for US federal income tax purposes, which the Company believes to be the case.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

(a) Characterisation of amounts received pursuant to the Tender Offer

For US federal income tax purposes, any amount received by a US Holder pursuant to the Tender Offer will be treated as a distribution of property from the Company unless, under the rules described below, the amount is characterised as proceeds of a sale of the Shares.

The amount received by a US Holder will be treated as proceeds of a sale of the Shares if (i) the Tender Offer completely terminates the US Holder's interest in the Company or (ii) the distribution is "substantially disproportionate" with respect to the US Holder. The Tender Offer will completely terminate a US Holder's interest in the Company if the Company purchases all of the Shares owned (directly or indirectly) by the US Holder. The distribution will be "substantially disproportionate" if it reduces the US Holder's equity interest in the Company by more than 20 per cent., based on the total number of Shares outstanding before and after the Tender Offer. The reduction in percentage equity for a particular US Holder will depend on the total number of Shares cancelled pursuant to the Tender Offer.

US Holders that do not satisfy this 20 per cent. test, but whose relative ownership interest in the Company is "minimal" and do not exercise control over the affairs of the Company may still be entitled to sale treatment, provided the Tender Offer results in a "meaningful reduction" of the US Holder's proportionate interest in the Company. There is limited guidance on what constitutes a minimal ownership interest or a meaningful reduction for this purpose, but it is likely that any reduction in interest will constitute a meaningful reduction if the US Holder owns less than one per cent. of the Company before the Tender Offer.

In determining whether there has been a complete termination of interest, a substantially disproportionate distribution, or a meaningful reduction in interest, a US Holder must take into account both Shares actually owned by the US Holder and Shares owned by certain persons related to the US Holder. US Holders should consult with their tax advisers regarding the application of these rules to their own situation.

(b) Sale or exchange treatment

If the amount received pursuant to the Tender Offer is treated as sale proceeds, a US Holder generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised and the US Holder's adjusted tax basis in the tendered Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the tendered Shares exceeds one year. For a non-corporate US Holder, the maximum long-term capital gains rate is 20 per cent., which is further reduced to 18 per cent. if the Shares have been held for more than five years. Any gain or loss will generally be US source, except that US Holders that are predominantly engaged in the active conduct of a banking, insurance, financing or similar business may be required to treat all or a portion of any loss as foreign source.

In the case of a US Holder of ADSs representing Shares who wishes to participate in the Tender Offer, no gain or loss will be recognised in relation to the initial exchange of ADSs for Shares.

(c) **Dividends**

If the amount received pursuant to the Tender Offer is not treated as sale proceeds, the amount will be treated as a distribution of property by the Company. Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Dividends in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Shares and thereafter as capital gain.

(d) **Backup withholding and information reporting**

Payments of proceeds of the Tender Offer by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

3. **Bermuda taxation**

The following is a summary of the tax implications under Bermuda law arising in relation to the Tender Offer.

The Company is an exempted company incorporated in Bermuda. Under present Bermuda law, no Bermuda withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or dividends or on any capital asset, gain or appreciation will be payable by an exempted company, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to the Shares held by non-residents of Bermuda. Furthermore, the Company has applied to the Minister of Finance for an assurance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda as amended, that in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate, duty or inheritance tax, no such taxes shall be so applicable to the Company or any of its operations. This assurance has been obtained by the Company for a period ending 28 March 2016. There is no stamp duty or other transfer tax imposed, under Bermuda law, on the sale or transfer of Shares in the Company. Therefore, a non-resident shareholder who sells Shares under the Tender Offer will not be subject to any gains, transfer tax or stamp duty upon the sale under Bermuda law.

4. **Singapore taxation**

The discussion below is not intended to constitute a complete analysis of all Singapore tax consequences relating to the sale of Shares and does not constitute tax advice. The discussion is of a general nature and shareholders should consult their own tax advisers concerning the consequences of their particular situations. This description is based on laws, regulations and interpretations as now in effect and available as of the date of this document. The laws, regulations and interpretations, however, may change at any time.

A shareholder who sells Shares in the Tender Offer should be treated, for the purposes of Singapore taxation, as though the shareholder has sold them in the normal way to a third party. Singapore does not impose capital gains tax on sales of Shares. However, gains or profits may be construed to be of an income nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade in Singapore. Thus, any gains or profits from the sale of the

Shares in the Tender Offer are not taxable in Singapore unless the seller is regarded as carrying on a trade in securities in Singapore, in which case the disposal profits would be taxable as trading profits rather than capital gains.

For Shares which are sold in the Tender Offer through the scripless settlement system of CDP or which are not registered on the Singapore branch register of members of the Company, no stamp duty is payable in Singapore on the purchase of Shares by the Company for cancellation. Stamp duty at the rate of 0.2 per cent. of the purchase price or the market value of the Shares (whichever is higher) will be payable by the Company on the purchase for cancellation of Shares which are registered on the Singapore branch register of members of the Company and which are not sold through the scripless settlement system of CDP.

PART III — ANNOUNCEMENT OF PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002

The following announcement was today issued to the London Stock Exchange.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2002 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- Strong profit recovery
- Progress in all our Hong Kong operations
- Good performances in Singapore, Malaysia and Taiwan
- Sale of Woolworths New Zealand completed
- Return of capital offered

"The Group has a strong balance sheet with businesses that are well tailored to their individual markets. Our priority remains to build our existing operations, with particular emphasis on expanding our hypermarket activities and on the development of our business in China."

Simon Keswick, *Chairman*
25th February 2003

Results

Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	Year ended 31st December		
	2002	2001	Change
	US$m	US$m	%
Sales from continuing operations			
— subsidiaries	**2,987**	2,802	+7
— include associates	**3,965**	3,714	+7
Underlying net profit	**102**	33	100+
Net profit	**343**	30	100+
Underlying EBITDA to sales	**5.8%**	4.6%	+1.2%
	US¢	US¢	%
Underlying earnings per share	**6.66**	2.02	100+
Earnings per share	**22.43**	1.82	100+
Dividends per share	**3.00**	—	100+

* The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS'), which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the above summary, the Chairman's Statement and Group Chief Executive's Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢2.00 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 7th May 2003, to shareholders on the register of members at the close of business on 4th April 2003. The ex-dividend date will be on 2nd April 2003, and the share registers will be closed from 7th to 11th April 2003, inclusive.

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002

OVERVIEW

Dairy Farm achieved a significant improvement in its results in 2002 from a broadly based increase in earnings, despite difficult economic conditions prevailing in the region. The Group's strategy in recent years has been to focus on Asian businesses, which are regarded as having good long-term growth potential. To this end, the subsidiary in New Zealand was sold at a significant premium. The Group remains active in expanding its existing operations and is also seeking new opportunities for growth in the region.

RESULTS

The Group's continuing operations showed a substantial increase in underlying profit in 2002, rising by US$69 million to US$102 million for the year. This result was built on a 7% increase in sales, including associates, to US$4.0 billion, combined with an overall reduction in the cost of doing business. Net profit, including the profit on sale of Woolworths New Zealand, was US$343 million, compared to US$30 million in 2001.

Underlying earnings per share were further enhanced by share repurchases and rose from US¢2.02 to US¢6.66. Including the profit on sale of Woolworths, the basic earnings per share were US¢22.43, compared to US¢1.82 per share in 2001.

In view of the improvement in the Group's performance, the Board is recommending a final dividend of US¢2.00 per share, payable on 14th May 2003 to shareholders registered on 4th April 2003. This will give a total dividend of US¢3.00 per share in respect of 2002. The Company paid no dividend in 2001.

CORPORATE DEVELOPMENTS

Dairy Farm sold Woolworths, its New Zealand supermarket business, in June 2002 producing a gain on sale of US$231 million and a net cash inflow of US$285 million. Since its acquisition in 1990 Woolworths had operated profitably, but with the Group's increasing Asian focus, it became peripheral to the Group's primary strategy despite its excellent management record.

In 2002 the Company repurchased some ten per cent. of its share capital in a tender offer at a total cost of approximately US$130 million. The Group retains a substantial net cash position of US$400 million. In the circumstances, the Directors consider it appropriate to offer a return of value to shareholders by proposing to repurchase up to 170 million shares, representing some 11% of the current issued share capital. This is to be carried out by way of a tender offer at a price range of US$0.96 to US$1.10 per share. The proposal gives shareholders a choice to sell shares at a significant premium to the recent market price or to increase their proportionate stake by retaining their shares. A circular containing full details of the tender offer is being sent to shareholders.

OPERATIONS

The Group's businesses in Southeast Asia achieved a substantial increase in sales and profits in 2002, largely due to the improved performance of the Singapore operations and the successful development of Giant hypermarkets in Malaysia. The Group opened six hypermarkets in Southeast Asia, including its first two in Indonesia. Dairy Farm will continue to expand the Giant network and strengthen its position as Southeast Asia's leading hypermarket retailer.

The IKEA home furnishings business in Hong Kong and Taiwan was purchased in October for US$27 million. IKEA is a world-leading home furnishings brand, and the Group is well placed in terms of experience and resources to develop its network of outlets.

Profits in North Asia also showed significant improvement. Mannings health and beauty stores in Hong Kong had an excellent year and continued to win market share. The performance of Wellcome Hong Kong also improved as the business continued its turnaround. The expansion of the 7-Eleven network in Guangdong gathered pace as 61 stores were added to end the year with 127 outlets. The Group has also continued to expand Wellcome Taiwan and the acquisition of a 22-outlet chain in early 2003 increased its total outlets to 144. In December, Dairy Farm entered the South Korean market through a joint venture with CJ Corporation to operate health and beauty stores.

Maxim's, the Group's Hong Kong restaurant joint venture, produced an improved result and continued to expand its successful Starbucks business with 12 stores added in Hong Kong and the first stores opened in Macau and Shenzhen.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The Group has a strong balance sheet with businesses that are well tailored to their individual markets. Our priority remains to build our existing operations, with particular emphasis on expanding our hypermarket activities and on the development of our business in China."

GROUP CHIEF EXECUTIVE'S REVIEW

The Group achieved significant improvements in 2002 despite economic and competitive challenges in the region. The results affirm our decision to focus the Group on Asian markets.

MILESTONES

We completed several transactions, and reached important milestones during the year:

- In April, we repurchased 170 million shares, representing some ten per cent. of our issued capital, for a total cost of US$130 million.

- In June, we sold our New Zealand supermarket business, Woolworths, producing a gain on sale of US$231 million and generating cash of US$285 million. We are grateful for the professionalism and dedication of the Woolworths management and staff throughout our ownership.

- In October, we acquired five supermarkets in Taiwan, and just after year-end we continued this expansion by acquiring the Kayo chain of 22 supermarkets, increasing the total outlets to 144.

- Also in October, we acquired IKEA Hong Kong and Taiwan for US$27 million. We look forward to integrating this well-known home furnishings business into the Group, improving the sales trend and expanding the network.

- In December, we commenced operations in South Korea through a 50:50 joint venture with CJ Corporation to operate health and beauty stores. The joint venture currently operates five outlets, and we look forward to growing the business in this promising new market.

- We opened six Giant hypermarkets in Southeast Asia, comprising the launch of two in Indonesia, a further three in Malaysia and one in Singapore. We now operate 13 hypermarkets.

- 7-Eleven China celebrated its 100th store in Guangdong Province in August, and ended the year with 127 stores.

- Maxim's opened its first Mainland China Starbucks outlet in Shenzhen, as well as its first outlet in Macau.

REGIONAL REVIEW

SOUTH ASIA

Singapore

Singapore continued to achieve good growth, particularly in hypermarkets and Cold Storage supermarkets. We ended the year with 38 outlets, after opening five new stores. Cold Storage continues to develop the middle and upper market segments.

A third Giant hypermarket was opened in November with promising results. The established hypermarkets continue to improve performance. Giant's strategy of 'Great Value, Big Variety' has proved very popular, and we are confident of continued growth.

Guardian expanded significantly during the year, opening 12 new stores to reach 102 stores by year-end. Results improvements were in line with our plan to increase market share in both the prescription drugs and the health and beauty sectors.

7-Eleven, Singapore's leading convenience store chain, again performed strongly with results improving for the fourth consecutive year. Eighteen stores were opened during the year, which ended with 173 outlets, including 62 franchised stores. The extensive network of stores enabled 7-Eleven to expand its income generating services, including utility and phone bill payments and 'topping up' of cash cards.

Photo Finish improved on its prior year result. We continued to invest in new technology to establish Photo Finish as a leading digital imaging business. Online printing through the internet was introduced to make our digital printing service more convenient, and 'budget print' service was introduced in all Dairy Farm's retail outlets in Singapore. We are exploring options for regional expansion of Photo Finish.

Malaysia

Giant had a successful year in 2002, opening three new hypermarkets including our first on Malaysia's east coast at Kuantan. At year-end, the chain comprised eight hypermarkets and 11 supermarkets, making Giant the leading retailer in Malaysia. In 2003, we aim to open additional outlets.

Guardian was again one of the Group's best performing businesses, achieving record results. 16 new stores were added, bringing the total to 96 outlets. As the leading pharmacy chain in Malaysia, the Guardian brand is widely recognised for service and product range. Guardian will continue to expand its network of stores in 2003.

Indonesia

Hero supermarkets had a difficult year, due to both intense competition from foreign hypermarkets and government mandated increases in utility, transport and labour costs. Hero launched the Giant hypermarket format during the year, with the first store in Jakarta and a second in Surabaya. We are confident the Giant format is well suited to the Indonesian market and plan to open more outlets in 2003. Hero also opened 15 supermarkets during the year and closed seven, bringing the supermarket total to 91 at year end. Hero is Indonesia's leading food retailer, and Giant represents an important strategic move to complement the successful Hero supermarket format.

India

Foodworld, the Group's 49%-owned supermarket joint venture, opened 16 new stores bringing the total to 84 outlets. These outlets are located over five regional cities in Southern India. The costs associated with this rapid expansion programme meant that the business made a small loss for the year. We remain confident in the long-term potential of the Indian market and look forward to continuing to expand the chain.

Health and Glow, the Group's 50%-owned health and beauty joint venture, enjoyed an improved year. The business is profitable at store level, but incurred a small net loss due to the limited scale of operations.

NORTH ASIA

Hong Kong

Hong Kong continued to be a very challenging market with intense competition, high unemployment and a fourth year of deflation. Against this background, our businesses performed well.

Wellcome showed substantial improvement in 2002 with a modest increase in sales and significant reduction of expenses. The proportion of fresh sales, which over time will drive sales and improve margins, continues to grow. Investment returns are not yet at acceptable levels and we are targeting continued improvements. In accordance with our policy of providing a modern and well-equipped shopping environment, we completed 22 major store refurbishments during the year and opened seven new stores.

7-Eleven convenience stores had a challenging year with only a modest sales increase. We opened 39 stores during the year, bringing the store count to 477, including 256 franchised stores. Future growth will be achieved by adding stores and by providing innovative services and new products.

Mannings continued to perform strongly in Hong Kong's health and beauty sector. Targeted merchandising complemented by superior customer service and timely promotions resulted in another year of improved results. The total number of outlets increased to 189 after opening 21 stores during the year. Mannings was awarded Hong Kong's Retailer of the Year in its category for the third consecutive year. We are confident of significant growth opportunities for Mannings and will continue to expand this successful business.

IKEA, the home furnishings business operating in Hong Kong and Taiwan, was acquired in October and its first meaningful contribution to the Group result will be 2003. IKEA is a leading brand with an excellent range of merchandise. We look forward to integrating this business into the Group and expanding its network of stores, particularly in Taiwan.

Ice manufacturing and cold store operations achieved satisfactory returns relative to the industry. We are confident the returns will improve with a turnaround in the economy and are currently reviewing new strategies for the business.

Maxim's, our 50%-owned restaurant associate, had a challenging year. While sales fell slightly, net profit increased thanks to effective cost savings programs implemented during the year. The results of the fast food division were impacted by severe price competition. Starbucks continued to develop successfully, with 35 outlets opened in Hong Kong since its launch in mid-2000. We also opened the first stores in Macau and Shenzhen during 2002.

Mainland China

7-Eleven opened 61 convenience stores in Guangdong and Shenzhen, for a total of 127 stores by year-end. The chain has not yet reached the critical mass necessary to generate a profit but continues to expand and evolve to meet consumer demands.

Taiwan

Wellcome supermarkets had another excellent year with significantly improved results. Store operating costs and margins were tightly controlled. The extension of 24-hour trading to more stores, and aggressive investment in new stores, contributed to the improved performance. We opened nine new stores and acquired a further five supermarkets during the year. Just subsequent to year end, 22 Kayo supermarkets were acquired. This significant growth will strengthen our leading position in the supermarket sector.

Korea

We are confident that our new joint venture with CJ Corporation will provide a successful means of entry into the dynamic Korean market. The joint-venture commenced operations in December with five Olive Young health and beauty stores in Seoul. Our initial investment was US$5 million and we plan to expand the chain aggressively.

STRATEGY AND PRIORITIES

Our strategy remains unchanged:

- Focus on retailing in Asia;
- Profitable formats tailored to local markets;
- Leading positions in developing markets; and
- Efficient support functions: shared logistics, procurement and administration.

Our priorities for investment will continue to be:

- Expansion of hypermarkets in Malaysia, Indonesia and Singapore;
- Extending convenience store operations in Mainland China;
- Bolt-on acquisitions in existing markets; and
- Entering other Asian markets.

OUTLOOK

The Dairy Farm team has achieved improvements in 2002 despite difficult economic times. Asia remains a challenging and uncertain economic environment, but one of promise as well. We are confident we have the retailing expertise and formats to succeed.

I wish to thank all the staff at Dairy Farm for their hard work and achievements in 2002.

Ronald J Floto
Group Chief Executive
25th February 2003

Consolidated Profit and Loss Account
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
4,924.5	**3,354.0**	3	Sales	**3,354.0**	4,924.5
(3,592.2)	**(2,375.3)**		Cost of sales	**(2,375.3)**	(3,592.2)
1,332.3	**978.7**		Gross margin	**978.7**	1,332.3
9.7	**8.4**		Other operating income	**8.4**	9.7
(1,092.6)	**(728.8)**		Selling and distribution costs	**(728.4)**	(1,092.3)
(234.5)	**(161.9)**		Administration and other operating expenses	**(161.9)**	(234.5)
—	**230.9**	5	Net profit on sale of Woolworths	**230.9**	—
—	**(4.0)**		Property revaluation deficits and impairment charge	**(4.0)**	—
37.5	**5.2**	5	Net gain on disposal of Franklins' assets	**5.2**	37.5
17.3	**—**	5	Net profit on sale of Sims	**—**	17.3
(6.6)	**—**		Restructuring costs of Wellcome Delivers	**—**	(6.6)
(12.9)	**—**	6	Impairment of assets in Hong Kong	**—**	(12.9)
50.2	**328.5**	4	Operating profit	**328.9**	50.5
(35.2)	**(3.8)**		Net financing charges	**(3.8)**	(35.2)
34.0	**33.7**	4	Share of results of associates and joint ventures	**33.7**	34.0
49.0	**358.4**		Profit before tax	**358.8**	49.3
(19.0)	**(16.2)**	7	Tax	**(16.2)**	(19.0)
(0.2)	**0.6**		Minority interests	**0.6**	(0.2)
29.8	**342.8**		**Net profit**	**343.2**	30.1
US¢	**US¢**			**US¢**	US¢
		8	**Earnings per share**		
1.80	**22.41**		— basic	**22.43**	1.82
1.80	**22.33**		— diluted	**22.36**	1.82
		8	**Underlying earnings per share**		
2.00	**6.64**		— basic	**6.66**	2.02
2.00	**6.62**		— diluted	**6.64**	2.02

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 27.*

Consolidated Balance Sheet
at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Net operating assets		
70.1	79.0	10	Goodwill	79.0	70.1
549.5	479.0	10	Tangible assets	624.9	702.2
40.9	42.0		Leasehold land payments	—	—
117.0	135.6		Associates and joint ventures	143.1	126.0
7.0	10.7		Deferred tax assets	10.7	7.0
29.6	31.1		Other non-current assets	31.1	29.6
814.1	777.4		Non-current assets	888.8	934.9
279.0	260.2		Stocks	260.2	279.0
128.1	79.6		Debtors and prepayments	79.6	128.1
511.0	608.4		Bank balances	608.4	511.0
918.1	948.2		Current assets	948.2	918.1
(753.2)	(738.2)		Creditors and accruals	(738.2)	(753.2)
(69.2)	(2.0)		Borrowings	(2.0)	(69.2)
(9.2)	(14.8)		Current tax liabilities	(14.8)	(9.2)
(831.6)	(755.0)		Current liabilities	(755.0)	(831.6)
86.5	193.2		Net current assets	193.2	86.5
(351.6)	(205.9)		Long-term borrowings	(205.9)	(351.6)
(20.6)	(18.4)		Deferred tax liabilities	(18.4)	(20.6)
(1.8)	(6.8)		Other non-current liabilities	(6.8)	(1.8)
526.6	739.5			850.9	647.4
			Capital employed		
92.0	82.3	11	Share capital	82.3	92.0
149.0	24.6	11	Share premium	24.6	149.0
283.5	631.1		Revenue and other reserves	742.5	404.3
524.5	738.0		Shareholders' funds	849.4	645.3
2.1	1.5		Minority interests	1.5	2.1
526.6	739.5			850.9	647.4

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 27.*

Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
454.0	**524.5**		At 1st January	**645.3**	575.0
			Revaluation of Properties		
—	**6.9**		— net revaluation surplus/(deficit)	**(2.3)**	—
—	**0.9**		— deferred tax	**0.9**	—
			Net exchange translation differences		
(0.8)	**18.6**		— amount arising in year	**18.0**	(1.3)
—	**(2.0)**		— disposal of Woolworths	**(2.0)**	—
35.4	**—**		— disposal of Franklins' assets	**—**	35.4
			Cash flow hedges		
—	**(4.8)**		— fair value losses	**(4.8)**	—
5.7	**—**		— transfer to consolidated profit and loss account	**—**	5.7
40.3	**19.6**		Net gains not recognised in consolidated profit and loss account	**9.8**	39.8
29.8	**342.8**		Net profit	**343.2**	30.1
—	**(14.8)**	*9*	Dividends	**(14.8)**	—
0.1	**1.1**	*11*	Exercise of share options	**1.1**	0.1
—	**(135.2)**	*11*	Repurchase of shares	**(135.2)**	—
0.3	**—**		Change in attributable interests	**—**	0.3
524.5	**738.0**		At 31st December	**849.4**	645.3

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 27.*

Consolidated Cash Flow Statement
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Operating activities		
50.2	328.5		Operating profit	328.9	50.5
130.2	104.7		Depreciation and amortisation	104.3	129.9
(31.1)	(217.1)	12a	Other non-cash items	(217.1)	(31.1)
30.2	63.6		Decrease in working capital	63.6	30.2
19.0	8.4		Interest received	8.4	19.0
(54.8)	(12.7)		Interest and other financing charges paid	(12.7)	(54.8)
(12.1)	(12.9)		Tax paid	(12.9)	(12.1)
131.6	262.5			262.5	131.6
26.4	23.8		Dividends from associates and joint ventures	23.8	26.4
158.0	286.3		Cash flows from operating activities	286.3	158.0
			Investing activities		
(126.8)	(118.4)		Purchase of tangible assets	(118.4)	(126.8)
(11.7)	(23.8)	12b	Purchase of subsidiaries	(23.8)	(11.7)
(1.0)	(0.6)		Store acquisitions	(0.6)	(1.0)
(5.9)	(6.0)		Purchase of associates and joint ventures	(6.0)	(5.9)
27.9	2.4		Sale of tangible assets and leasehold land	2.4	27.9
—	275.9	12c	Sale of Woolworths	275.9	—
53.6	—		Sale of Sims	—	53.6
217.3	—		Disposal of Franklins' assets	—	217.3
0.1	—		Sale of an associate	—	0.1
153.5	129.5		Cash flows from investing activities	129.5	153.5
			Financing activities		
0.1	1.1		Issue of shares	1.1	0.1
—	(135.2)		Repurchase of shares	(135.2)	—
2.2	—		Capital contribution from minority shareholders	—	2.2
292.7	201.8		Drawdown of borrowings	201.8	292.7
(663.9)	(352.5)		Repayment of borrowings	(352.5)	(663.9)
—	(14.8)		Dividends paid by the Company	(14.8)	—
(368.9)	(299.6)		Cash flows from financing activities	(299.6)	(368.9)
(5.5)	4.0		Effect of exchange rate changes	4.0	(5.5)
(62.9)	120.2		Net increase/(decrease) in cash and cash equivalents	120.2	(62.9)
549.6	486.7		Cash and cash equivalents at 1st January	486.7	549.6
486.7	606.9		Cash and cash equivalents at 31st December	606.9	486.7

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 27.*

Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2002 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations issued by the International Accounting Standards Board. There have been no changes to the accounting policies described in the 2001 annual financial statements.

As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 23 to 26 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

	Prepared in accordance with IFRS					
	2002			2001		
	Continuing operations US$m	*Discontinued operations US$m*	*Total US$m*	*Continuing operations US$m*	*Discontinued operations US$m*	*Total US$m*
(a) **Profit and Loss Account**						
Sales	**2,987.2**	**366.8**	**3,354.0**	2,801.7	2,122.8	4,924.5
Cost of sales	**(2,104.5)**	**(270.8)**	**(2,375.3)**	(1,971.0)	(1,621.2)	(3,592.2)
Gross margin	**882.7**	**96.0**	**978.7**	830.7	501.6	1,332.3
Other operating income	**8.4**	**—**	**8.4**	9.6	0.1	9.7
Selling and distribution costs	**(661.9)**	**(66.9)**	**(728.8)**	(643.6)	(449.0)	(1,092.6)
Administration and other operating expenses	**(149.3)**	**(12.6)**	**(161.9)**	(162.3)	(72.2)	(234.5)
Net profit on sale of Woolworths	**—**	**230.9**	**230.9**	—	—	—
Property revaluation deficits and impairment charge	**(4.0)**	**—**	**(4.0)**	—	—	—
Net gain on disposal of Franklins' assets	**—**	**5.2**	**5.2**	—	37.5	37.5
Net profit on sale of Sims	**—**	**—**	**—**	—	17.3	17.3
Restructuring costs of Wellcome Delivers	**—**	**—**	**—**	(6.6)	—	(6.6)
Impairment of assets in Hong Kong	**—**	**—**	**—**	(12.9)	—	(12.9)
Operating profit	**75.9**	**252.6**	**328.5**	14.9	35.3	50.2
Net financing charges	**(2.3)**	**(1.5)**	**(3.8)**	(21.3)	(13.9)	(35.2)
Share of results of associates and joint ventures	**33.7**	**—**	**33.7**	34.0	—	34.0
Profit before tax	**107.3**	**251.1**	**358.4**	27.6	21.4	49.0
Tax	**(11.8)**	**(4.4)**	**(16.2)**	(13.8)	(5.2)	(19.0)
Minority interests	**0.6**	**—**	**0.6**	(0.2)	—	(0.2)
Net profit	**96.1**	**246.7**	**342.8**	13.6	16.2	29.8

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)

(b) Cash Flow Statement

	Prepared in accordance with IFRS					
	2002			2001		
	Continuing operations US$m	Discontinued operations US$m	Total US$m	Continuing operations US$m	Discontinued operations US$m	Total US$m
Operating activities						
Operating profit	75.9	252.6	328.5	14.9	35.3	50.2
Depreciation and amortisation	94.8	9.9	104.7	95.1	35.1	130.2
Other non-cash items	18.4	(235.5)	(217.1)	19.2	(50.3)	(31.1)
Decrease/(increase) in working capital	80.9	(17.3)	63.6	68.2	(38.0)	30.2
Interest received	8.2	0.2	8.4	18.7	0.3	19.0
Interest and other financing charges paid	(11.0)	(1.7)	(12.7)	(38.2)	(16.6)	(54.8)
Tax paid	(10.4)	(2.5)	(12.9)	(5.1)	(7.0)	(12.1)
	256.8	5.7	262.5	172.8	(41.2)	131.6
Dividends from associates and joint ventures	23.8	—	23.8	26.4	—	26.4
Cash flows from operating activities	280.6	5.7	286.3	199.2	(41.2)	158.0
Investing activities						
Purchase of tangible assets	(110.3)	(8.1)	(118.4)	(96.0)	(30.8)	(126.8)
Purchase of subsidiaries	(23.8)	—	(23.8)	(11.7)	—	(11.7)
Store acquisitions	(0.6)	—	(0.6)	(1.0)	—	(1.0)
Purchase of associates and joint ventures	(6.0)	—	(6.0)	(5.9)	—	(5.9)
Sale of tangible assets and leasehold land	0.9	1.5	2.4	26.1	1.8	27.9
Sale of Woolworths	—	275.9	275.9	—	—	—
Sale of Sims	—	—	—	—	53.6	53.6
Disposal of Franklins' assets	—	—	—	—	217.3	217.3
Sale of an associate	—	—	—	0.1	—	0.1
Cash flows from investing activities	(139.8)	269.3	129.5	(88.4)	241.9	153.5
Financing activities						
Issue of shares	1.1	—	1.1	0.1	—	0.1
Repurchase of shares	(135.2)	—	(135.2)	—	—	—
Capital contribution from minority shareholders	—	—	—	2.2	—	2.2
Drawdown on borrowings	201.8	—	201.8	287.6	5.1	292.7
Repayment of borrowings	(352.5)	—	(352.5)	(400.0)	(263.9)	(663.9)
Intercompany borrowings	294.7	(294.7)	—	(14.3)	14.3	—
Dividends paid by Company	(14.8)	—	(14.8)	—	—	—
Cash flows from financing activities	(4.9)	(294.7)	(299.6)	(124.4)	(244.5)	(368.9)
Effect of exchange rate changes	1.9	2.1	4.0	(1.8)	(3.7)	(5.5)
Net increase/(decrease) in cash and cash equivalents	137.8	(17.6)	120.2	(15.4)	(47.5)	(62.9)
Cash and cash equivalents at 1st January	469.1	17.6	486.7	484.5	65.1	549.6
Cash and cash equivalents at 31st December	606.9	—	606.9	469.1	17.6	486.7

3. SALES

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Analysis by geographical area:		
Company and subsidiaries		
• North Asia	**1,995.0**	1,917.6
• South Asia	**992.2**	884.1
	2,987.2	2,801.7
Discontinued operations		
• New Zealand	**366.8**	668.5
• Australia	**—**	1,422.7
• North Asia	**—**	31.6
	3,354.0	4,924.5
Analysis by business:		
Company and subsidiaries		
• Supermarkets/hypermarkets	**1,936.8**	1,848.7
• Convenience stores	**548.6**	514.4
• Drugstores/pharmacies	**466.3**	422.2
• Other	**35.5**	16.4
	2,987.2	2,801.7
Discontinued operations		
• Supermarkets	**366.8**	2,091.2
• Trading	**—**	31.6
	3,354.0	4,924.5

The Group operates in two regions: North Asia and South Asia. North Asia comprises Hong Kong, Mainland China, Taiwan and Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

4. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IFRS					
	North Asia US$m	*South Asia US$m*	*New Zealand US$m*	*Australia US$m*	*Support Office US$m*	*Total US$m*
Analysis by geographical area:						
2002						
Company and subsidiaries						
Operating results	47.2	41.3	—	—	(8.6)	79.9
Property revaluation deficits and impairment charge	(3.0)	(1.0)	—	—	—	(4.0)
	44.2	40.3	—	—	(8.6)	75.9
Discontinued operations						
— Operating results	—	—	16.5	—	—	16.5
— Net profit on sale of Woolworths	—	—	230.9	—	—	230.9
— Write back on disposal of Franklins' assets	—	—	—	5.2	—	5.2
Segment operating profit/(loss)	44.2	40.3	247.4	5.2	(8.6)	328.5
Associates and joint ventures						
— Share of operating results	36.9	(1.7)	—	—	—	35.2
— Share of property revaluation deficits	(1.2)	(0.3)	—	—	—	(1.5)
	35.7	(2.0)	—	—	—	33.7
	79.9	**38.3**	**247.4**	**5.2**	**(8.6)**	**362.2**
2001						
Company and subsidiaries						
Operating results	19.3	31.0	—	—	(15.9)	34.4
Restructuring costs of Wellcome Delivers	(6.6)	—	—	—	—	(6.6)
Impairment of assets in Hong Kong	(12.1)	—	—	—	(0.8)	(12.9)
	0.6	31.0	—	—	(16.7)	14.9
Discontinued operations						
— Operating results	0.3	—	22.7	(42.5)	—	(19.5)
— Net profit on sale of Sims	17.3	—	—	—	—	17.3
— Net gain on disposal of Franklins' assets	—	—	—	37.5	—	37.5
Segment operating profit/(loss)	18.2	31.0	22.7	(5.0)	(16.7)	50.2
Associates and joint ventures						
Share of operating results	33.3	0.7	—	—	—	34.0
	51.5	31.7	22.7	(5.0)	(16.7)	84.2

Associates' and joint ventures' results include goodwill amortisation of US$2.0 million (2001 : US$1.3 million) and impairment charge of US$1.3 million (2001 : nil).

4. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (continued)

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Analysis by business:		
• Supermarkets/hypermarkets	**35.0**	4.2
• Convenience stores	**19.4**	18.8
• Drugstores/pharmacies	**29.6**	24.9
• Restaurants	**36.8**	32.9
• Other	**2.9**	3.5
	123.7	84.3
Support office	**(8.6)**	(15.9)
	115.1	68.4
Property revaluation deficits and impairment charge	**(5.5)**	—
Restructuring costs of Wellcome Delivers	**—**	(6.6)
Impairment of assets in Hong Kong	**—**	(12.9)
Discontinued operations		
— Operating results	**16.5**	(19.5)
— Net profit on sale of Woolworths	**230.9**	—
— Net profit on sale of Sims	**—**	17.3
— Net gain on disposal of Franklins' assets	**5.2**	37.5
	362.2	84.2

5. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

(a) In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party for US$284.7 million, and realised a net profit of US$230.9 million after recognition of a US$2.0 million cumulative exchange gain.

(b) The liquidation of Franklins in Australia continued during the year, and unused closure cost provisions amounting to US$5.2 million were reversed in 2002. In 2001, the managed sell-down of Franklins' assets realised gross proceeds of US$307.5 million, and a net gain of US$37.5 million after recognition of a US$35.4 million cumulative exchange loss.

(c) In February 2001, the Group disposed of its 100% interest in Sims, the wholesaling arm, to a third party at a profit of US$17.3 million.

6. IMPAIRMENT OF ASSETS IN HONG KONG

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognised, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong.

7. TAX

	Prepared in accordance with IFRS	
	2002 US$m	2001 US$m
Company and subsidiaries	9.4	13.3
Associates and joint ventures	6.8	5.7
	16.2	19.0

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and has no tax in the United Kingdom (2001 : nil).

8. EARNINGS PER SHARE

Basic earnings per share are calculated on net profit of US$342.8 million (2001 : US$29.8 million) and on the weighted average number of 1,530.0 million (2001 : 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The number of shares of basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2002	2001
Weighted average number of shares in issue	1,530.0	1,655.7
Adjustment for shares deemed to be issued for no consideration	5.1	0.9
Weighted average number of shares for diluted earnings per share	1,535.1	1,656.6

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$343.2 million (2001 : US$30.1 million) as shown in the supplementary financial information.

8. EARNINGS PER SHARE (continued)

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit is reconciled as follows:

	2002 US$m	2001 US$m
Net profit	**342.8**	29.8
Property revaluation deficits and impairment charge (note 4)	**5.5**	—
Discontinued operations (note 2)	**(246.7)**	(16.2)
Restructuring costs of Wellcome Delivers	**—**	6.6
Impairment of assets in Hong Kong	**—**	12.9
Underlying net profit — IFRS basis	**101.6**	33.1
Additional amortisation of leasehold land payments	**0.4**	0.3
Underlying net profit — IFRS modified basis	**102.0**	33.4

9. DIVIDENDS

	Prepared in accordance with IFRS	
	2002 **US$m**	2001 US$m
No final dividend in respect of 2001 (2000: nil)	**—**	—
Interim dividend in respect of 2002 of US¢1.00 per share (2001: nil)	**(14.8)**	—
	(14.8)	—

A final dividend in respect of 2002 of US¢2.00 per share amounting to a total of US$29.6 million (2001: nil) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003. The Company has announced a tender offer to repurchase up to 170 million ordinary shares. Shares successfully tendered in the offer will not be eligible for the final dividend. In the event the tender is fully accepted, the amount of the final dividend will be reduced by US$3.4 million.

10. CAPITAL EXPENDITURE AND COMMITMENTS

	Prepared in accordance with IFRS	
	Tangible assets US$m	Goodwill US$m
Opening net book value	549.5	70.1
Exchange rate adjustments	18.5	0.8
New subsidiaries	6.9	—
Additions	123.5	13.8
Disposals	(119.2)	—
Depreciation and amortisation	(98.4)	(5.7)
Net revaluation deficit	(1.8)	—
Closing net book value	**479.0**	**79.0**
Capital commitments as at 31st December 2002	**58.8**	
Capital commitments as at 31st December 2001	81.9	

11. SHARE CAPITAL AND SHARE PREMIUM

	No. of shares in millions	Share capital US$m	Share premium US$m
At 1st January 2002	1,707.6	94.9	194.3
Issued under share incentive schemes	1.6	0.1	1.0
Repurchased and cancelled	(176.5)	(9.8)	(125.4)
At 31st December 2002	1,532.7	85.2	69.9
Outstanding under share incentive schemes	(51.5)	(2.9)	(45.3)
	1,481.2	**82.3**	**24.6**

In 2002, the Company repurchased 170.0 million ordinary shares through a tender offer and a related 69,000 ordinary shares pursuant to the Directors' general repurchase authority at a total cost of US$129.8 million. In addition, the Company repurchased 6.4 million ordinary shares through the stock market at a cost of US$5.4 million. These were dealt with by charging US$9.8 million to share capital and US$125.4 million to share premium (2001 : nil).

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
(a) Other non-cash items		
Net profit on sale of Woolworths	**(230.9)**	—
Net profit on sale of Sims	**—**	(17.3)
Net gain on disposal of Franklins' assets	**(5.2)**	(37.5)
Restructuring costs of Wellcome Delivers	**—**	6.6
Impairment of assets in Hong Kong	**—**	12.9
Property revaluation deficits and impairment charge	**4.0**	—
Loss on sale of tangible assets	**15.9**	5.9
Other	**(0.9)**	(1.7)
	(217.1)	(31.1)
(b) Purchase of subsidiaries		
Tangible assets	**(6.6)**	—
Other non-current assets	**(0.5)**	—
Current assets	**(22.8)**	—
Current liabilities	**20.6**	—
Minority interests	**—**	(3.4)
Fair value at acquisition	**(9.3)**	(3.4)
Goodwill	**(13.5)**	(5.4)
Consideration	**(22.8)**	(8.8)
Less: Borrowings (net of bank balances)	**(1.0)**	—
Add: Deferred consideration	**—**	(2.9)
Net cash outflow on purchase	**(23.8)**	(11.7)

In October 2002, the Group acquired a 100% interest in IKEA's franchisee businesses in Hong Kong and Taiwan from Jardine Pacific.

During 2001, the Group purchased the remaining minority interests in Wellcome Taiwan Company Limited (2.8%) and Giant TMC Bhd (10%).

12. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

	Prepared in accordance with IFRS 2002 US$m
(c) Sale of Woolworths	
Tangible assets	100.8
Other non-current assets	4.9
Current assets	62.3
Current liabilities	(63.3)
Long-term borrowings	(48.9)
Net assets disposed of	55.8
Cumulative exchange gain	(2.0)
Net gain on disposal	230.9
Sale proceeds	284.7
Less: Bank balances (net of borrowings)	(8.8)
Net cash inflow on sale	275.9

In June 2002, the Group completed the sale of its 100% interest in Woolworths to a third party.

The final dividend of US¢2.00 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 7th May 2003, to shareholders on the register of members at the close of business on 4th April 2003. The ex-dividend date will be on 2nd April 2003, and the share registers will be closed from 7th to 11th April 2003, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

When considering what action you should take, you are recommended to seek independent financial advice from your bank manager, stockbroker, solicitor, accountant or other independent financial adviser duly authorised pursuant to the United Kingdom's Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Shares in Dairy Farm, please send this document together with all the accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Tender Offer is not being made directly or indirectly into, and cannot be accepted from within, the Excluded Countries and such documents should not be forwarded or transmitted in or into the Excluded Countries.

This Tender Form should be read in conjunction with the accompanying circular dated 27 February 2003 (the "**Tender Offer Document**"). Unless the context otherwise requires, the definitions used in the Tender Offer Document apply in this Tender Form.

Dairy Farm International Holdings Limited

Tender Offer by Dairy Farm International Holdings Limited
to repurchase its ordinary shares

TENDER FORM

IF YOU DO NOT WISH TO TAKE UP THE TENDER OFFER,
DO NOT COMPLETE OR RETURN THIS FORM.

IF YOU DO WISH TO PARTICIPATE IN THE TENDER OFFER:

Send this Tender Form in the reply-paid envelope provided, together with your share certificate(s) and/or other document(s) of title, by post or by hand during normal business hours to either of the Receiving Agents, being Capita IRG Plc, New Issues Department, P.O. Box No. 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, United Kingdom and M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, as soon as possible but, in any event, so as to be received by not later than 5:00 p.m. (local time in London or Singapore, as the case may be) on 28 March 2003.

- To participate in the Tender Offer, complete page 3 of this Tender Form by following the corresponding instructions set out on page 2. Additional information regarding the completion of this form is provided on page 4. A Tender Form, once lodged, will be irrevocable. Full terms and conditions of the Tender Offer are set out in the accompanying Tender Offer Document.

- If you have lost your share certificate(s) and/or other document(s) of title or they are unavailable, complete this Tender Form and return it as described above and forward the share certificate(s) and/or other document(s) of title as soon as possible thereafter. For further information, please refer to the accompanying Tender Offer Document.

- Please read Part I of the accompanying Tender Offer Document, the terms of which are part of this Tender Form.

- **Please read this Tender Form and the accompanying Tender Offer Document fully and carefully.**

HOW TO COMPLETE THIS FORM

1. FULL NAME(S) AND ADDRESS(ES) (BLOCK CAPITALS) — COMPLETE HERE ▶

Complete Box 1 in BLOCK CAPITALS with the full name and address of the Registered Shareholder (or, if there are joint holders, insert the name and address of the first-named Registered Shareholder together with the full names of all the other joint holders). The address for the sole or first-named Registered Shareholder inserted in Box 1 is the address to which your consideration and any documents (e.g. balance share certificates) will be sent.

If you want your consideration and/or other document(s) to be sent to someone other than the first-named Registered Shareholder given in Box 1 (for instance, your bank, stockbroker or other agent), you should complete Box 3 with the name and address of that person.

If the address of the sole or first-named Registered Shareholder in Box 1 is outside the United Kingdom, Singapore or Bermuda or any of the Registered Shareholders are resident outside the United Kingdom, Singapore or Bermuda, your attention is drawn to the section entitled "Shareholders resident otherwise than in the United Kingdom, Singapore or Bermuda" in Part I of the accompanying Tender Offer Document.

2. TENDER OFFER — COMPLETE HERE ▶

To tender some or all of your Shares under the Tender Offer, complete Box 2. If you wish to tender Shares at the Strike Price, insert the words "Strike" or "Strike Price" as the price. If you wish to tender Shares at one price, you need only complete Section A of Box 2. A number of additional boxes (Section B) are provided in case you wish to tender Shares at different prices. If so, enter the different prices, including "Strike Price", and the number of Shares you wish to tender at each such price. Each Share may only be tendered once.

Tenders will be accepted as follows:

- first, tenders below the Strike Price will be accepted in full; and
- second, tenders at the Strike Price or at a specified price equal to the Strike Price will be accepted, but may be scaled back pro rata to ensure that the number of Shares purchased by the Company pursuant to the Tender Offer does not exceed the Authorised Number of Shares.

Tenders above the Strike Price will be rejected.

All Shares acquired by Dairy Farm under the Tender Offer will be purchased at the Strike Price, including those tendered at prices below the Strike Price.

3. ALTERNATIVE ADDRESS — COMPLETE HERE ▶

Insert in Box 3 your address or the name and address of the person or agent (for instance, your bank, stockbroker or other agent) to whom you wish your consideration or any documents to be sent, if not the same as in Box 1.

4. SIGNATURES — SIGN HERE ▶

Individuals

You must sign Box 4. If you are a joint holder, all joint holders must sign. All individuals must sign in front of an independent witness. The witness must be at least 21 years old and cannot be one of the joint holders (if any) or otherwise have any financial interest in the Shares or in the proceeds resulting from the execution of this Tender Form. The same person may witness the signatures of all joint holders.

Corporations

A corporation should either affix its seal (in accordance with its constitutional document(s)) or have two directors or one director and the secretary of the corporation sign, expressing such to be executed by the corporation as a deed. Each officer signing this Tender Form should state the office which he holds under his signature.

All shareholders

If this Tender Form is not signed by the Registered Shareholder(s), insert the name(s) and capacity (e.g. executor(s)) of the person(s) signing this form. You should deliver evidence of your authority in accordance with the notes on page 4 of this Tender Form.

Registered Shareholders should note that by signing Box 4 they are irrevocably tendering on the terms of the Tender Offer as contained in the accompanying Tender Offer Document.

TENDER REFERENCE NO. ____________________

Please fill in this form in BLOCK CAPITALS

BOX 1 FULL NAME(S) AND ADDRESS(ES) OF REGISTERED SHAREHOLDER(S)

1. . . . .

2. . . . .

3. . . . .

4. . . . .

Contact telephone number . . . . (day time) . . . .(evening)

Contact telephone number . . . . (day time) . . . .(evening)

BOX 2 TENDER OFFER

Section A

Price (US$)	No. of Shares

Section B

Section B (continued)

Price (US$)	No. of Shares
TOTAL:	

BOX 3 ADDRESS TO WHICH CONSIDERATION AND/OR OTHER DOCUMENT(S) IS/ARE TO BE SENT IF NOT THAT OF THE FIRST-NAMED REGISTERED SHAREHOLDER (to be completed in BLOCK CAPITALS)

Name: . . . .

Address: . . . .

. . . . .Postcode: . . . .

BOX 4 SIGN HERE TO PARTICIPATE IN THE TENDER OFFER (see additional note on page 4)

(a) Execution by individuals:

Signed and delivered as a deed by: Witnessed by:

1. . . . . Name and address . . . . Witness signature . . . .

2. . . . . Name and address . . . . Witness signature . . . .

3. . . . . Name and address . . . . Witness signature . . . .

4. . . . . Name and address . . . . Witness signature . . . .

NOTE: THE SIGNATURE OF EACH REGISTERED SHAREHOLDER MUST BE WITNESSED

(b) Execution by a company:

The common seal of the company named below was affixed

. . . . Name of company

in the presence of/by:

. . . . Name of director . . . . Signature

. . . . Name of director/secretary . . . . Signature

Executed and delivered as a deed on behalf of the company named

. . . . Name of company

. . . . Name of director . . . . Signature

. . . . Name of director/secretary . . . . Signature

ADDITIONAL NOTES REGARDING THE COMPLETION AND LODGING OF THIS TENDER FORM

In order to be valid this Tender Form must, except as mentioned below, be executed personally by the Registered Shareholder (or under a power of attorney, in which case the power of attorney or a duly certified copy should be lodged with this Tender Form). In the case of a joint holding, ALL the Registered Shareholders must execute this Tender Form. All signatures must be witnessed by someone who is not a joint holder. A body corporate must either execute this Tender Form under seal, the seal being fixed and witnessed in accordance with its articles of association or other regulations, or otherwise validly execute and deliver this Tender Form as a deed. Proof of posting of any document is not proof of receipt of such document by the Receiving Agents.

The following suggestions are made to avoid delay and inconvenience:

1. If the person named in Box 1 is away from home (e.g. abroad or on holiday) or where a power of attorney has been granted:

   Send this Tender Form by the quickest means (such as air mail) to the holder for execution. If he has executed a relevant power of attorney, this Tender Form should be signed by the attorney. In the latter case, the power of attorney (or a duly certified copy) must be lodged with this Tender Form for noting. No other signatures will be accepted.

2. If the only shareholder named in Box 1 has died:

   If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been registered with the Company, this Tender Form must be executed by the personal representative(s) (or equivalent in any relevant jurisdiction) of the deceased. If probate or letters of administration (or equivalent in any relevant jurisdiction) has/have been granted but has/have not been registered with the Company, the personal representative(s) (or equivalent in any relevant jurisdiction) should execute this Tender Form and forward it to either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, with the share certificate(s) and/or other document(s) of title, and a copy of the probate or letters of administration (or equivalent in any relevant jurisdiction) must be lodged as soon as possible thereafter and, in any event, so as to arrive not later than Closing.

3. If one or more of the joint holders named in Box 1 has died:

   This Tender Form is valid if executed by all the surviving holders and lodged with either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the death certificate, probate or letters of administration (or equivalent in any relevant jurisdiction) of the deceased holder.

4. If your share certificate(s) is/are held by your stockbroker, bank or some other agent:

   (i) If your share certificate(s) and/or other document(s) of title is/are held by your bank or some other agent, complete this Tender Form and, if the share certificate(s) and/or other document(s) of title is/are readily available, deliver this completed Tender Form to your agent for lodging with either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, accompanied by the relevant share certificate(s) and/or other document(s) of title.

   (ii) If the share certificate(s) and/or other document(s) of title is/are not readily available, you should complete this Tender Form and lodge it, together with a note of explanation, and arrange for the share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter and, in any event, so as to arrive by not later than Closing. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

5. If any of your share certificates have been lost:

   Write to one of the Company's Share Transfer Agents, being the Receiving Agents at the relevant address on page 1 of this Tender Form, to request a letter of indemnity which should be completed in accordance with the instructions given. When completed, the letter of indemnity must be returned, together with the Tender Form and any share certificate(s) available, to either of the Receiving Agents, Capita IRG Plc or M & C Services Private Limited, at the relevant address shown on page 1 of this Tender Form, by not later than Closing. Registrar's fees will be payable. Indemnities will only be accepted at the discretion of the Company. No payment will be made under the terms of the Tender Offer unless share certificate(s) and/or other document(s) of title, or an acceptable indemnity in lieu thereof, is/are received by not later than Closing.

6. If your full name or other particulars are different from those appearing on your share certificate(s) and/or other document(s) of title — e.g.:

   (i) incorrect name — complete and lodge this Tender Form with the correct name and accompanied by a letter from your bank, stockbroker or solicitor confirming that the person described on the share certificate(s) and the person who has executed this Tender Form are one and the same;

   (ii) incorrect address — write the correct address on this Tender Form; or

   (iii) change of name — lodge your marriage certificate or the deed poll with this Tender Form for noting.

1. **Additional information**

1.1 The Dealer Managers are acting as dealer managers for the Company in respect of the Tender Offer in the United States.

1.2 Dairy Farm is a foreign private issuer, as defined in Exchange Act Rule 3b-4(c), and is exempt from registering its securities pursuant to Exchange Act Rule 12g3-2(b).

1.3 The right to tender Shares is being made available by Dairy Farm to holders of Shares in the United States. The right to tender Shares is not being made available to holders of Shares in any jurisdiction in the United States in which the making of the Tender Offer or the right to tender Shares would not be in compliance with the laws of such jurisdiction.

1.4 In accordance with normal UK practice, UBS AG, London Branch and J.P. Morgan Securities Limited will each be acting as a market maker in the Shares on the London Stock Exchange and accordingly may effect, or make arrangements to effect, sales and purchases of Shares during the pendency of the Tender Offer pursuant to relief granted from the SEC from Rule 14e-5 under the Exchange Act. In accordance with the terms of this relief, during the period that the Tender Offer remains open (i) such purchases must be effected outside the United States, (ii) no purchases or arrangements to purchase Shares other than pursuant to the Tender Offer will be made directly or indirectly by Dairy Farm, (iii) information regarding such purchases will be disclosed to the SEC's Division of Market Regulation, upon request, and (iv) UBS AG, London Branch and J.P. Morgan Securities Limited have each agreed to comply with any applicable laws and rules of regulatory organisations in the United Kingdom in relation to such activities.

2. **Shares represented by ADSs**

The Tender Offer is not being extended to ADSs representing Shares. ADS Holders who wish to participate in the Tender Offer should take steps to present their ADRs to the US Depositary for cancellation and (upon compliance with the terms of the Deposit Agreement dated as of 6 November 1990 among the Company, The Bank of New York and ADS Holders, including payment of the US Depositary's fees and any applicable taxes and governmental charges) delivery of Shares so as to become (i) a Depositor with Shares standing to the credit of its Securities Account in time to complete and submit to CDP a CDP Form of Election by 12:00 noon (Singapore time) on Wednesday, 26 March 2003; or (ii) a Registered Shareholder in time to complete and submit to a Receiving Agent a Tender Form by 5:00 p.m. (local time) on Friday, 28 March 2003. The US Depositary is entitled to charge a fee of up to US$0.05 per ADS for Shares that are withdrawn from the ADR programme.

3. **Shares held by a subsidiary of Dairy Farm**

The Verandah Trust Company Limited, a wholly-owned subsidiary of Dairy Farm, currently holds 51,512,137 Shares, representing approximately 3.4 per cent. of Dairy Farm's issued share capital. The Directors have been informed by The Verandah Trust Company Limited that it will not tender its Shares held at Closing under the Tender Offer.

4. **Further information**

The Company has agreed to pay to Depository Agents an administration fee in an amount of 0.025 per cent. of the aggregate Strike Price of Shares validly tendered and accepted pursuant to the Tender Offer in respect of CDP Forms of Election submitted by each such Depository Agent. In addition, the Company has agreed with Cazenove, J.P. Morgan Securities (Asia Pacific) Limited and UBS Warburg to pay them jointly commissions in the amount of 0.25 per cent. of the aggregate Strike Price of Shares successfully tendered, for their assistance in contacting shareholders in connection with the Tender Offer.